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                                                      Registration No. 333-44924


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM T-1

STATEMENT OF ELIGIBILITY AND QUALIFICATION UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE


                                 BANK ONE, N.A.
                            Not Applicable 31-4148768
                    (State of Incorporation (I.R.S. Employer
                   if not a national bank) Identification No.)

                100 East Broad Street, Columbus, Ohio 43271-0181
          (Address of trustee's principal (Zip Code) executive offices)

                                  John Rothrock
                    c/o Bank One Investment Management Group
                         100 East Broad Street OH1-0181
                              Columbus, Ohio 43215
                                 (614) 248-5683
            (Name, address and telephone number of agent for service)

                 AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2001-B
               (Exact name of obligor as specified in its charter)

Delaware Not Applicable

(State or other jurisdiction of (I.R.S.
Employer incorporation or organization)
Identification No.)


                          c/o Bankers Trust (Delaware)
                                E.A. Delle Donne
                                Corporate Center
                               Montgomery Building
                           1011 Centre Road, Suite 200
                         Wilmington, Delaware 19805-1266

                     CLASS A-1 FIXED RATE ASSET BACKED NOTES
                   CLASS A-2 FLOATING RATE ASSET BACKED NOTES
                   CLASS A-3 FLOATING RATE ASSET BACKED NOTES
                     CLASS A-4 FIXED RATE ASSET BACKED NOTES

                       (Title of the Indenture securities)

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                                     GENERAL



1.    GENERAL INFORMATION.
      FURNISH THE FOLLOWING INFORMATION AS TO THE TRUSTEE:

            (a) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

                  Comptroller of the Currency, Washington, D.C.

                  Federal Reserve Bank of Cleveland, Cleveland, Ohio

                  Federal Deposit Insurance Corporation, Washington, D.C.

                  The Board of Governors of the Federal Reserve System,
            Washington, D.C.

            (b)   WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

                  The trustee is authorized to exercise corporate trust powers.

2.    AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS.
      IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

      The obligor is not an affiliate of the trustee.

16.   LIST OF EXHIBITS
      LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS STATEMENT OF ELIGIBILITY AND QUALIFICATION. (EXHIBITS IDENTIFIED IN PARENTHESES, ON FILE WITH THE COMMISSION, ARE INCORPORATED HEREIN BY REFERENCE AS EXHIBITS HERETO.)

Exhibit 1 - A copy of the Articles of Association of the trustee as now in effect.

Exhibit 2 - A copy of the Certificate of Authority of the trustee to commence business, see Exhibit 2 to Form T-1, filed in connection with Form S-3 relating to Wheeling-Pittsburgh Corporation 9 3/8% Senior Notes due 2003, Securities and Exchange Commission File No. 33-50709.

Exhibit 3 - A copy of the Authorization of the trustee to exercise corporate trust powers, see Exhibit 3 to Form T-1, filed in connection with Form S-3 relating to Wheeling-Pittsburgh Corporation 9 3/8% Senior Notes due 2003, Securities and Exchange Commission File No. 33-50709.

Exhibit 4 - A copy of the Bylaws of the trustee as now in effect.

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939, as amended.


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Exhibit 7 - Report of Condition of the trustee as of the close of business on
MARCH 31, 2001, published pursuant to the requirements of the Comptroller of the Company, see Exhibit 7 to Form T-1.

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

Items 3 through 15 are not answered pursuant to General Instruction B which requires responses to Item 1, 2 and 16 only, if the obligor is not in default.


                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, Bank One, NA, a national banking association organized under the National Banking Act, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in Columbus, Ohio, on JULY 11, 2001.

                        Bank One, N.A.


                        By: /s/ John J. Rothrock
                           ----------------------
                           John J. Rothrock
                           Authorized Signer